Exhibit 4.59C

Share Purchase Agreement

on

PARTICLE INC.

Between

PHOENIX NEW MEDIA LIMITED

and

Run Liang Tai Management Limited

August 7, 2020

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is executed on August 7, 2020 (the “Signing Date”) by and between:

(A)

PHOENIX NEW MEDIA LIMITED (the “Transferor”), an exempted company duly incorporated and validly existing in accordance with the law of Cayman Islands, with its registered address at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands; and

(B)

Run Liang Tai Management Limited (the “Transferee”), a company duly incorporated and validly existing in accordance with the law of Hong Kong, with its registered address at Room D 10/F Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, KL, HK.

Party A and Party B are collectively hereinafter referred to as both “Parties”, and individually as a “Party”.

Whereas,

(A)

Particle Inc. is an exempted company duly incorporated and validly existing in accordance with the law of Cayman Islands (the “Company”). As of the Signing Date of this Agreement, the authorized capital of the Company is US$ 200,000 divided into 2,000,000,000 shares with the par value of US$ 0.0001 per share, and its capital structure is set forth in Annex I hereto “Capital Structure of the Company on the Signing Date of this Agreement”.

(B)

The Parties signed a Share Purchase Agreement on Particle Inc. on March 22, 2019, and signed a Supplementary Agreement to the Share Purchase Agreement on Particle Inc. on July 23, 2019. The Parties and Long De Holdings (Hong Kong) Co., Limited and Long De Cheng Zhang (Tianjin) Investment Management Center (Limited Partnership) (collectively, “Long De”) signed an Agreement (“Co-sale Agreement”, and collectively with the Share Purchase Agreement on Particle Inc. and the Supplementary Agreement to the Share Purchase Agreement on Particle Inc., the “Previous Share Purchase Agreements”). According to the Previous Share Purchase Agreements, the Transferor agrees to transfer to the Transferee and the Transferee also agrees to purchase from the Transferor 27,639,580 Series B Preferred Shares and 174,923,596 Series C Preferred Shares of the Company at the price of US$ 427,336,067, among which: (i) the Parties have completed the closing of 27,639,580 Series B Preferred Shares and 67,163,172 Series C Preferred Shares of the Company and the payment of the consideration, and (ii) the Transferee shall be obliged to pay the remaining price (the “Remaining Price”) to the Transferor before August 10, 2020 to purchase 107,760,424 remaining Series C Preferred Shares of the Company (the “Phoenix Phase II Closing Shares”) from the Transferor. According to the Previous Share Purchase Agreements, Long De transferred 4,584,209 Series D1 Preferred Shares of the Company to the

Transferee at a consideration of US$ 9,671,045.96, which was paid by the Transferor to Long De on behalf of the Transferee, and the Transferee incurred an equal interest-free borrowing (the “Phoenix’s Borrowing”) to the Transferor. According to provisions of the Previous Share Purchase Agreements, the Transferee pledged 4,584,209 Series D1 Preferred Shares of the Company (the “Pledged Shares”) to the Transferor to guarantee the Phoenix’s Borrowing.

(C)

The Parties, through friendly negotiation, decide to terminate the Previous Share Purchase Agreements (except for the arrangements specified in Articles 2.7 and 5.5 of this Agreement) when this Agreement comes into effect, and reach other transactions under this Agreement.

(D)

Pursuant to this Agreement, (i)The Transferor intends to sell to the Transferee all of its shares of the Company (i.e. 140,248,775 preferred shares of the Company, including 116,604,684 Series C preferred shares and 23,644,091 Series D1 preferred shares, hereinafter referred to as “Offshore Target Shares”), and (ii) the Domestic Transferor  (as defined below) designated by the Transferor intends to sell to the Transferee’s designated party 42.9% equity in Yidian Technology (representing RMB 429.2617 of the registered capital, hereinafter referred to as “Domestic Target Shares”, together with the Offshore Target Shares, the “Target Shares”). The Transferee intends to buy the Offshore Target Shares from the Transferor (“Offshore Shares Transfer”) pursuant to this Agreement, and the Transferee’s designated party intends to buy the Domestic Target Shares from the Domestic Transferor (“Domestic Equity Transfer”, together with the “Offshore Shares Tranfer”, the “Transaction”).

(E)

As of the Signing Date of this Agreement, the Transferor has received the deposit of US$ 50,714,413 paid by the Transferee or its designated party for the Transaction (the “Original Deposit”). The Original Deposit is converted from the Deposit of Remaining Price of US$50 million paid by the Transferee to the Transferor under the Previous Share Purchase Agreements and the interest of US$714,413 generated by the deposit of US$ 100 million under the Previous Share Purchase Agreements as of August 10, 2019.

Agreement

NOW THEREFORE, in consideration of the above premises, the mutual covenants and promises and other good and valuable considerations (the receipt and adequacy of which are hereby acknowledged) as agreed hereinafter, both Parties hereby reach this Agreement as below:

Article 1 Definition and Interpretation

1.1.	Definition. Except as otherwise specified in this Agreement, (I) the following capitalized terms and expressions shall have the meanings ascribed to them below:

This “Agreement” shall have the meaning defined in the preamble, including any amendment and supplementary agreements thereto (if any).

“Laws” shall mean any constitutions, statutes or other laws, rules, codes, regulations, statutory laws, treaties, decrees, ordinances, common laws or practice laws, orders, official policies, notices, provisions, administrative orders, interpretations, injunctions, judgments, rulings, writs or other legislative means, or other legally binding requirements of any governmental authorities, and any governmental orders.

“Business Day” shall mean any date other than Saturday and Sunday, and other dates on which commercial banks are permitted to close their businesses in accordance with applicable laws in China, Hong Kong or Cayman Islands.

“Affiliate” shall mean (1) in respect of any person (including corporate body, unincorporated entity or natural person), any other corporate bodies, unincorporated entities or natural persons directly or indirectly controlled by such person or controlling such person, or under common control with such person; for the avoidance of doubt, (2) in respect of a natural person, his/her spouse, children, sibling, parents, or the parents of his/her spouse, and the trustee of any trust in favor of such natural person or his/her immediate family members as the beneficiary or target in full discretionary trust, or any entities or companies controlled by the aforegoing persons. The said “control” (or “controlled”) shall mean the power to directly or indirectly direct or procure others to direct the management or policy of a person, through voting rights, contract or otherwise, or other relationship constituting actual control in fact.

“Shareholders’ Agreement” shall mean the 8th Amended and Restated Shareholders’ Agreement executed by the Company, its all shareholders and other relevant parties on August 8, 2018.

“Domestic Transferor” shall mean Chen Ming, a natural person holding resident ID card of China, and holding 43.75% equity in Yidian Technology (accounting for the registered capital of RMB 4,377,669) as of the Signing Date of this Agreement.

“US$” shall mean the official currency of the United States of America.

“RMB” shall mean the official currency of China.

“Tax” or “Taxation” shall mean (i) in the territory of China: (a) any national, provincial, municipal or local taxes, levies, surcharges, fees or assessments, including all net income taxes (including enterprise income tax and individual income tax withholding), turnover taxes (including VAT, business taxes and consumption taxes), withholdings, resource taxes (including urban land use taxes and education surcharges), real estate taxes (including urban real estate taxes and land use fees), filing taxes (including stamp duty and deed tax), recording fees, registration fees, social security contribution, customs duties (including import duties and import VAT), and any other estimated and temporary taxes, levies, surtaxes, fees or other assessments, (b) all interests or penalties (including administrative, civil or criminal penalties) charged from either party or additional amounts imposed by any governmental authorities in respect of any items as described in paragraph (a), and (c) any liability of the Transferee in any way imposed by any governmental authorities in respect of any items as described in paragraph (a) or (b); and (ii) in any other jurisdictions: any liabilities similar to those in paragraph (i).

“VIE Structure” shall mean the group structure by which the Company’s Subsidiary incorporate Yidian Technology into the consolidated financial statements of the Company, through the control agreements executed by Yidian Information with Yidian Technology (as defined below) and the shareholders of Yidian Technology.

“Existing Articles of Association” shall mean the 9th Amended and Restated Articles of Association adopted at the shareholders’ meeting of the Company on August 8, 2018.

“Yidian Technology” shall mean Beijing Yidian Wangju Technology Co., Ltd. Prior to Domestic Equity Transfer, the capital structure of Yidian Technology is set forth in Annex II hereto “Capital Structure of Yidian Technology on the Signing Date of this Agreement”.

“Yidian Information” shall mean Beijing Yidian Wangju Information Technology Co., Ltd.

“Governmental Authorities” shall mean any governmental, legislative, administrative or regulatory authorities, judicial organs, arbitration institutions, mediation commissions, stock exchanges, securities registration and clearing companies, other entities exercising the above powers and functions and relevant entities having jurisdiction over the Transaction (including any branches, departments or committees thereof), at the level of nation, region, province, state, county, city or otherwise.

“China” shall mean the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan).

“Assets” shall mean all tangible and intangible assets owned or used by the Company.

(II) The following terms and expressions shall have the meanings ascribed to them in the relevant clauses:

Terms or expressions	Sections
“Signing Date”	Preamble
“Agreement”	Preamble
“Transferor ”	Preamble
“Transferee”	Preamble
“A Party” or “Both Parties”	Preamble
“Company”	Preamble

“Target Shares”	Preamble
“Offshore Target Shares”	Preamble
“Domestic Target Equities”	Preamble
“Offshore Shares Transfer”	Preamble
“Domestic Equity Transfer”	Preamble
“Transaction”	Preamble
“Previous Share Purchase Agreements”	Preamble
“Long De”	Preamble
“Original Deposit”	Preamble
“Phoenix Phase II Closing Shares”	Preamble
“Phoenix’s Borrowing”	Preamble
“Remaining Price”	Preamble
“Pledged Shares”	Preamble
“Purchase Price of Offshore Target Shares”	Article 2.2
“Purchase Price of Domestic Target Equities”	Article 2.2
“Consideration per Share”	Article 2.2
“Latest Payment Date”	Article 2.2
“Price Payable”	Article 2.2
“Closing”	Article 2.3
“Closing Date”	Article 2.3
“Phoenix TV”	Article 2.4(a)
“SEHK”	Article 2.4(b)
“Co-sale Shareholders”	Article 5.4(I)
“Exercise Co-sale Shareholders”	Article 5.4(II)
“Broad Steam”	Article 5.5
“Covered Shares”	Article 5.5
“Final Deadline”	Article 6.1(III)
“Circular No. 7”	Article 7

1.2.	Interpretation.

For all purposes of this Agreement, except as otherwise specified, the following rules of interpretations shall apply:

(I)

Calculation of period. If any acts or measures must be done or taken before or after a certain period pursuant to this Agreement, the base date for calculation of such period shall not be included into such period. If the last date of such period is not a Business Day, such period shall end on the next Business Day.

(II)	Annexes. Any schedule, annex, appendix or attachment to this Agreement shall be incorporated into this Agreement, and constitute integral part of this Agreement.
(III)

Headings. This Agreement consist of several articles, and the headings in this Agreement are inserted only for reference, and shall not be used to clarify or interpret the provisions of this Agreement. Except as otherwise specified, any article referred to herein shall mean the article to this Agreement.

(IV)

In this Agreement, except as otherwise specified, this “Agreement”, “herein”, “hereunder”, “hereinafter”, “hereof” or similar terms shall mean this Agreement as a whole, instead of the certain clause where such terms appear.

Article 2 Purchase and Sale

2.1.	Purchase and Sale of Target Shares.

Pursuant to the terms and conditions of this Agreement, the Transferor hereby sells to the Transferee the Offshore Target Shares and all rights and obligations pertaining thereto, and procure the Domestic Transferor to sell to the Transferee’s designated party the Domestic Target Equities and all rights and obligations pertaining thereto, and the Transferee hereby agrees to purchase from the Transferor the Offshore Target Shares and all rights and obligations pertaining thereto, and procure the Transferee’s designated party to purchase from the Domestic Transferor the Domestic Target Equities and all rights and obligations pertaining thereto .

2.2.

Purchase Price. The Transferee shall pay to the Transferor a purchase price of US$ 150,000,000 for the Offshore Target Shares (the “Purchase Price of Offshore Target Shares”) each with a price of US$ 1.06952805826 (the “Consideration per Share”). The purchase price of the Domestic Target Equities is RMB 4,292,617 (the “Purchase Price of Domestic Target Equities”). After the execution this Agreement, the Transferee shall use its best efforts to pay in US$ all the Purchase Price of Offshore Target Shares less the Original Deposit (the “Payable Price”) to the bank account designated by the Transferor before August 10, 2020 (inclusive), but no later than August 14, 2020 (inclusive) (the “Latest Payment Date”), and provide the Transferor with an irrevocable payment certificate. This Agreement shall come into force on the date when the Parties affix their signatures and seals hereon and the Transferee pays the Payable Price to the Transferor and the Transferor receives the irrevocable payment certificate provided by the Transferee. If the Transferee fails to pay the Payable Price to the Transferor and provides an irrevocable payment certificate before the Latest Payment Date (inclusive), this Agreement will be automatically invalidated, and the Original Deposit will not be returned and will be permanently retained by the

Transferor. The Transferor shall provide the Transferee with the information of its bank account prior to the execution of this Agreement.
2.3.

Closing of the Offshore Target Shares. The Parties shall complete the closing of the Offshore Target Shares Transfer by means of remote exchange of electronic documents within three (3) Business Days after all closing conditions specified in Article 2.4 hereof are met or exempted by the Transferor, or at such time and in such way as mutually agreed by the Parties (the “Closing”; the closing date is referred to as “Closing Date”). At the time of the Closing, (i) the Transferor shall deliver to the Transferee the scanned copy of the Instrument of Transfer attached hereto as Annex III duly signed by the Transferor (the original shall be provided as soon as possible thereafter), and (ii) the sum of the Payable Price and the Original Deposit paid by the Transferee to the Transferor will be fully offset against the Purchase Price of Offshore Target Shares payable by the Transferee. After the Closing, the Transferor shall use its commercially reasonable efforts to provide the documents which the Company’s registered agent in the Cayman islands requires the Transferor to sign and which are necessary for completing the Offshore Target Shares Transfer under the laws of the Cayman islands, so as to cooperate with the Company in providing the Transferee with the stock certificate stating the Offshore Target Shares purchased by the Transferee and the updated Register of Shareholders (original or scanned) of the Company within 20 Business Days after the Closing Date.

2.4.	Closing Conditions of the Offshore Target Shares Transfer.

The Transferor’s obligation to complete the Closing shall be based on the premise that all the following conditions precedent have been met, unless exempted by the Transferor in writing:

(a)	The general meeting of shareholders of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”) has reviewed and approved the Transaction;
(b)

Stock Exchange of Hong Kong Limited (“SEHK”) and other regulatory authorities relating to the Transaction (if appropriate) have reviewed and approved the public announcements and shareholders’ circulars relating to the Transaction issued by Phoenix TV;

(c)

The Transferee has fully performed its payment obligation under Article 5.4 and provided reasonable evidence to the Transferor proving that all the consideration corresponding to the shares of the Company for which the co-sale right has been exercised has been paid to the Exercise Co-sale Shareholders (if any); and

(d)

The Transferee has fully performed its obligation to transfer the Pledged Shares to the Transferor under Article 2.7 (if this condition precedent is exempted by the Transferor, the Transferee shall continue to bear the above obligation after the Closing).

2.5.

Transfer of Domestic Equities. After the Closing, the Transferor shall ensure that the Domestic Transferor shall, within a reasonable period notified by the Transferee in writing, sign the relevant domestic equity transfer agreement containing the usual clauses according to the provisions of this Agreement to transfer the Domestic Target Equities to the Transferee’s Designated Party who meets the subject qualification of accepting the equities of the Yidian Technology, and provide cooperation in handling the industrial and commercial registration procedures for change of relevant equities. After Closing of the industrial and commercial registration procedures for the Transfer of Domestic Equities, the Transferee’s Designated Party shall pay the Purchase Price of Domestic Target Equities to the Domestic Transferor or the designated party agreed by the Parties in writing according to the provisions of the relevant agreement.

2.6.

Previous Share Purchase Agreements. The Parties agree that the unfinished transactions under the Previous Share Purchase Agreements and the annexes thereto, as well as the rights and obligations of the Parties under the Previous Share Purchase Agreements and the annexes thereto, will be terminated at the time when this Agreement comes into effect, and either Party shall not hold the other Party liable for breach of contract under Previous Share Purchase Agreements and the annexes thereto after this Agreement comes into effect (except for the arrangements specified in Articles 2.7 and Articles 5.5 hereof). According to the Co-sale Agreement, the Phase II Closing of Long De’s co-sale will depend on the closing of the Phoenix Phase II Closing Shares. As the Parties decided to terminate the Closing of the Phoenix Phase II Closing Shares under the Previous Share Purchase Agreements, the transactions related to the Phase II Closing of Long De’s co-sale shall be terminated at the same time, and each of the Parties shall not incur or have any responsibility to Long De as a result thereof. The Deposit of Remaining Price of US$ 50 million paid by the Transferee to the Transferor under the Previous Share Purchase Agreements and the interest of US$ 714,413 generated by the deposit of US$ 100 million under the Previous Share Purchase Agreements as of August 10, 2019 will be converted into the Original Deposit under this Agreement when this Agreement comes into effect, which shall be bound by the provisions of this Agreement. For the avoidance of doubt, if this Agreement fails to come into effect, the Previous Share Purchase Agreements shall not be terminated, and the Parties reserve their respective rights, obligations and claims under the Previous Share Purchase Agreements. However, if this Agreement fails to come into effect before August 10, 2020 (inclusive), each Party shall not claim any liability for breach of contract against the other Party under the Previous Share Purchase Agreements and the annexes thereto during the period from August 11, 2020 to the Latest Payment Date (inclusive) (however, if this Agreement fails to come into effect before the Latest Payment Date (inclusive), each Party can claim any liability for breach of contract against the other Party under the Previous Share Purchase Agreements and the annexes thereto thereafter).

2.7.

Pledged Shares Transfer. The Parties agree that the Transferee shall cause the Transferee’s Designated Party (the registered holder of the Pledged Shares) to transfer the Pledged Shares to the Transferor as soon as possible after this Agreement comes into effect and shall, no later than five (5) Business Days after this Agreement comes into effect, cause the Transferee’s Designated Party to provide the Company with all necessary materials for registration of the Pledged Shares Transfer (including but not limited to the Instrument of Transfer duly signed by the Transferee’s Designated Party). The Transferee shall, within 20 Business Days or the time limit separately negotiated by the Parties thereafter, provide the Transferor with the stock certificate of the Pledged Shares and the true scanned copy of the register of shareholders certified by the Company’s registered agent in the Cayman Islands, showing that the Transferor is the holder of the Pledged Shares. The Transferee hereby warrants to the Transferor that as of the date when the Pledged Shares are registered under the name of the Transferor, (i) the above Transferee’s Designated Party is the registered owner of the Pledged Shares and has all the rights, powers and authorizations required to transfer the Pledged Shares according to this Agreement, (ii) the Transferee’s Designated Party has the complete and unrestricted legal ownership of the Pledged Shares according to applicable laws, and (iii) the Pledged Shares are free and clear of any effective pledge, entrusted shareholding, supervision, judicial seizure or any other encumbrance, except for the circumstances stipulated in the Shareholders’ Agreement and the Existing Articles of Association in each case. After the above Pledge Shares Transfer (including transfer registration) is completed and on the premise that the above warranties of the Transferee are true and accurate, the Transferee shall be no longer obligated to repay the Phoenix’s Borrowing. If the aforesaid transfer and registration of the Pledged Shares are not completed within 40 Business Days after this Agreement come into effect (or within the time limit separately negotiated by the Parties) for reasons attributable to the Transferee or its Designated Party, the Transferee shall repay the Phoenix’s Borrowing in full to the Transferor within 5 Business Days thereafter (after that, the Transferee has no obligation to transfer the Pledged Shares to the Transferor). If the Transferee fails to repay the Phoenix’s Borrowing on schedule, the Transferor shall have the right to claim the liquidated damages not less than the principal of the Phoenix’s Borrowing but not more than US$ 50 million with respect to its actual losses.

Article 3	Representations and Warranties of the Transferor

The Transferor hereby makes the following representations and warranties to the Transferee, and ensure each representations and guarantees are true, accurate and non-misleading on the Signing Date and the Completion Date of this Agreement:

3.1.

Incorporation and valid existence. The Transferor is a company duly incorporated and validly existing in accordance with the law of the jurisdiction where it was incorporated or established, and has full rights, powers and capacity to execute and perform its obligations and responsibilities under this Agreement.

3.2.

Authorization. Except for the matters as specified in Article 2.4(a) to (b), the execution, delivery and performance of this Agreement and consummation of the Transaction by the Transferor fall in the scope of its powers, internal authorization and capacity, and have been approved through all required corporate actions.

3.3.

No violation. The execution, delivery and performance of this Agreement by the Transferor will not: (i) violate its articles of association, any resolutions of board of directors/shareholders or other constitutional documents; (ii) violate any provisions of laws applicable to the Transferor; or (iv) violate any judgment, ruling, order or decision made by any courts, arbitration organs, governmental authorities or other institutions that have jurisdiction over the Transferor or its assets.

3.4.	Ownership of the Target Shares.
(I)

Offshore Target Shares. Except as stipulated in the Shareholders’ Agreement and the Existing Articles of Association, until the date when the Offshore Target Shares are registered in the name of the Transferee, the Transferor is the registered owner of the Offshore Target Shares, and has full right, power and authorization required for sale of the Offshore Target Shares pursuant to this Agreement. In accordance with applicable laws, the Transferor has the complete and unrestricted legal ownership of the Offshore Target Shares, and the Offshore Target Shares are not subject to any effective pledge, entrusted shareholding, supervision, judicial seizure or any other encumbrance, except as stipulated in the Shareholders’ Agreement and the Existing Articles of Association in each case.

(II)

Domestic Target Equities. Except as stipulated in the Shareholders’ Agreement and the Existing Articles of Association and relevant VIE Structure agreements, until the date when the Domestic Transferor is no longer registered as the holder of the Domestic Target Equities, the Domestic Transferor is the owner of the Domestic Target Equities, and has full right, power and authorization required for sale of the Domestic Target Equities pursuant to this Agreement. Except for in the circumstances as already disclosed by the Transferor to the Transferee as of the Signing Date of this Agreement that the Domestic Transferor pledges the Domestic Target Equities to Yidian Information pursuant to the relevant VIE Structure agreements, in accordance with applicable laws, the Domestic Transferor has the complete and unrestricted legal ownership of the Domestic Target Equities, and the Domestic Target Equities is not subject to any effective pledge, entrusted shareholding, supervision, judicial seizure or any other encumbrance, except as stipulated in the Shareholders’ Agreement and the Existing Articles of Association in each case.

Article 4	Representations and Warranties of the Transferee
4.1.

Incorporation and valid existence. The Transferee is a company duly incorporated and validly existing in accordance with the law of the jurisdiction where it was incorporated or established, and has full rights, powers and capacity to execute and perform its obligations and responsibilities under this Agreement.

4.2.	Authorization. The execution, delivery and performance of this Agreement and consummation of the Transaction by the Transferee fall in the scope of its powers,

internal authorization and capacity, and have been approved through all required corporate actions.
4.3.

No violation. The execution, delivery and performance of this Agreement by the Transferee will not: (i) violate its articles of association, any resolutions of board of directors/shareholders or other constitutional documents; (ii) violate any provisions of laws applicable to the Transferee; or (iv) violate any judgment, ruling, order or decision made by any courts, arbitration organs, governmental authorities or other institutions that have jurisdiction over the Transferee or its assets.

4.4.	Adequate funds. The Transferee has adequate and lawful cash available to pay the Purchase Price payable pursuant to the terms and conditions of this Agreement.
Article 5	Undertakings
5.1.

Further assurances. To consummate or implement the Transaction, each Party shall, according to the reasonable requirements of the other Parties, use its commercially reasonable efforts to take or do (or cause to be taken or done) further measures, and execute and deliver all other agreements, certificates, documents and instruments. The Transferor shall be responsible for completing the matters to be performed under Article 2.4(a) to (b), and undertakes to use its commercially reasonable efforts to cause all the closing conditions specified in Article 2.4 (a) to (b) to be met as soon as possible before the Final Deadline (including the Transferor using commercially reasonable efforts to cause the related parties controlled by the Transferor and Phoenix TV to vote for the Transaction at the general meeting of shareholders of Phoenix TV), and the Transferee shall give all reasonable cooperation. Both Parties shall, after the condition precedent for which it is responsible are satisfied, timely notify the other party and provide the other party with the relevant certificate proving such satisfaction of the condition precedent.

5.2.

Appointment of directors. As of the payment in full by the Transferee to the Transferor of the Purchase Price of Offshore Target Shares and the Completion Date, the Transferee may appoint two new directors in place of two directors of the Company appointed by the Transferor, and may be entitled to three votes in total in accordance with the Company’s articles of association and Shareholders’ Agreement then in force. At the request of the Transferee, the Transferor shall provide assistance for the Transferee’s appointment of directors, including sending relevant notice of resignation/replacement of directors to the Company, and procuring the directors appointed by it to provide assistance for the Transferee’s appointment of directors (including submission of resignation report (if applicable)).

5.3.

Domestic Borrowing. The Transferor agrees to use all commercially reasonable efforts to assist, together with the Transferee, the Transferee’s Designated Party to sign a borrowing agreement with Yidian Information within a reasonable period confirmed by the Transferee or its Designated Party after the Closing Date and before the Closing of the industrial and commercial registration of the Transfer of Domestic Equities, and the

Yidian Information shall provide the Transferee’s Designated Party with a borrowing of RMB4,292,617. The Transferor agrees to cause the above person to repay the borrowing of RMB 4,292,617 to Yidian Information within a reasonable time after the Domestic Transferor or the designated party agreed by the Parties in writing receives the Purchase Price of Domestic Target Equities.

5.4.	Co-sale.
(I)

After this Agreement comes into effect, the Transferor shall send a sale notice to each of the shareholders of the Company who have the co-sale right to the Offshore Shares Transfer (the “Co-sale Shareholders”) in accordance with the Shareholders’ Agreement and the Existing Articles of Association.

(II)

If any Co-sale Shareholder exercises its co-sale right to the Offshore Shares Transfer according to the Shareholders’ Agreement and the Existing Articles of Association (the “Exercise Co-sale Shareholders”), the Transferee shall pay to all Exercise Co-sale Shareholders all the consideration corresponding to the shares of the Company for which the Exercise Co-sale Shareholders have exercised the co-sale rights by cash telegraphic transfer at a price equal to the Consideration per Share as soon as possible, but no later than the time when all the closing conditions stipulated in Article 2.4 (except Articles 2.4(c) and (d)) hereof are met.

(III)

For the avoidance of doubt, notwithstanding anything to the contrary contained in the Shareholders’ Agreement and the Existing Articles of Association, the exercise of the co-sale right by any Co-sale Shareholder shall not affect the Transferee’s obligation to pay all the Purchase Price of Offshore Target Shares to the Transferor in accordance with the provisions of this Agreement to purchase all the Offshore Target Shares. The Transferee agrees to make necessary communications with the Exercise Co-sale Shareholders and sign necessary documents to complete the transaction under this Article 5.4. The Transferor shall cooperate with the Transferee in communicating with the Exercise Co-sale Shareholders.

5.5.

Power of Attorney. The Transferee hereby confirms that the Power of Attorney issued by Broad Steam Capital 1 L.P. (“Broad Steam”) to the Transferor in accordance with the Previous Share Purchase Agreements shall take effect from the time when this Agreement come into effect and shall continue to be effective until the Closing of the Closing. The Transferee warrants to the Transferor that the relevant shares of the Company covered by the above Power of Attorney (the “Covered Shares”) are actually held by Broad Steam on the Signing Date of this Agreement. The Transferee shall cause Broad Steam to abide by its commitments under the above Power of Attorney, and shall cause all other actual holders of the Covered Shares to succeed and abide by Broad Steam’s commitments under such Power of Attorney. The above Power of Attorney shall be terminated at the time of the Closing. After the Closing of the Closing, the actual holders of the Covered Shares shall have the complete and independent voting right to the Covered Shares.

5.6.

Transferor’s Specific Liabilities for Breach of Contract. After the Closing, if the Transferor violates (a) the obligation to cause the Domestic Transferor to sign the relevant domestic equity transfer agreement containing customary clauses within a reasonable time limit notified by the Transferee in writing under Article 2.5, (b) the obligation to cooperate with the Transferee in appointing directors under Article 5.2, or (c) the obligation to cause the Domestic Transfer to repay the borrowing to Yidian Information within a reasonable period after the Domestic Transferor or the designated party agreed by the Parties in writing receives the Purchase Price of Domestic Target Equities under Article 5.3, and fails to correct the above breach within a reasonable period notified by the Transferee in writing in each case of the above paragraphs (a)-(c), the Transferor shall compensate in full the Transferee for all actual losses suffered by the Transferee as a result thereof. If the actual losses are difficult to calculate, the Transferor shall pay the liquidated damages of not less than US$ 20 million but not more than US$ 50 million to the Transferee as required by the Transferee.

Article 6	Termination
6.1.	Termination of this Agreement. Under any of the following circumstances prior to the Closing, this Agreement and the Transaction may be terminated according to the following provisions:
(I)	If the Parties reach a written agreement to terminate this Agreement;
(II)

If (a) the Transferee violates the payment obligation to the Exercise Co-sale Shareholders under Article 5.4(II) of this Agreement, or (b) the Transferee fails to ensure that Broad Steam abides by or other persons holding any Covered Shares from time to time succeed and abide by the voting right entrustment obligation of Broad Steam under the Power of Attorney described in Article 5.5 hereof, this Agreement shall be terminated after the Transferor notifies the Transferee in writing;

(III)

If the closing conditions stipulated in Article 2.4 (a) or (b) are not met within four (4) months after the effective date of this Agreement or within an extended period agreed by the Parties in writing (the “Final Deadline”) due to reasons beyond the reasonable control of the Transferor, either Party shall have the right to terminate this Agreement by a written notice to the other Party; or

(IV)

If (a) the Transferor violates the obligation under Article 2.3 to provide the Instrument of Transfer at the time of the Closing or the obligation under Article 2.3 to, after the Closing, use commercially reasonable efforts to provide the documents which the Company’s registered agent in the Cayman islands requires the Transferor to sign and which are necessary for completing the Offshore Target Shares Transfer under the laws of the Cayman islands, or (b) if after the SEHK and other regulatory authorities related to the Transaction (if applicable) have reviewed and approved the announcement and the circular to shareholders related to the Transaction issued by Phoenix TV prior to the Final Deadline, the closing conditions in stipulated in Article 2.4(a) are not met prior to the Final Deadline due to reasons reasonably controllable by the Transferor (including the related parties controlled by the Transferor and Phoenix TV not voting in favor of the Transaction at the general meeting of shareholders of Phoenix TV), this Agreement shall be terminated after the Transferee notifies the Transferor in writing.

6.2.	Handling of the Original Deposit and the Payable Price after Termination.
(I)	If this Agreement is terminated in accordance with Article 6.1(I), the Original Deposit and the Payable Price shall be handled according to the separate written agreements between the Parties.
(II)

If this Agreement is terminated in accordance with Article 6.1(II), the Transferor shall have the right not to return and to permanently retain US$ 50 million of the Payable Price paid by the Transferee, and the Original Deposit and the related interest will not be returned and will be permanently retained by the Transferor. The Transferor shall, within five (5) Business Days after termination, return the remaining amount of the Payable Price (i.e. the Payable Price minus US$ 50 million) and the interest actually generated from the Payable Price to the Transferee.

(III)

If this Agreement is terminated in accordance with Article 6.1(III), the Transferor shall return the Payable Price paid by the Transferee or its Designated Party and the interest actually generated from the Payable Price within five (5) Business Days after termination according to the requirements of the Transferee; however, the Original Deposit and the related interest will not be returned and will be permanently retained by the Transferor. In addition, if this Agreement is terminated in accordance with Article 6.1(III), the Power of Attorney described in Article 5.5 hereof shall be terminated at the same time. After that, the actual holders of the Covered Shares shall have the complete and independent voting right to the Covered Shares;

(IV)

If this Agreement is terminated in accordance with Article 6.1(IV), the Transferor shall return the Payable Price paid by the Transferee or its Designated Party, the interest actually generated from the Payable Price and the Original Deposit within five (5) Business Days after termination according to the requirements of the Transferee, and the Power of Attorney described in Article 5.5 hereof shall be terminated at the same time. After that, the actual holders of the Covered Shares shall have the complete and independent voting right to the Covered Shares. In addition, the Transferor shall pay the liquidated damages of US$ 50 million to the Transferee within five (5) Business Days after termination according to the requirements of the Transferee.

6.3.

Effect of Termination. If this Agreement is terminated according to Article 6, this Agreement shall be invalid and no longer have no effect. However, Article 2.7, Article 5.5 (unless explicitly terminated), Article 6 and Article 8 shall remain in full effect and force after any form of termination of this Agreement. For the avoidance of doubt, neither Party shall be exempted from any liability arising from its violation of this Agreement prior to the termination of this Agreement or any of its improper representations hereunder.

Article 7	Taxes

It is acknowledged by both Parties that each Party shall respectively bear any taxes and fees payable by it in connection with the Transaction, and perform relevant statutory obligations in accordance with applicable laws, including the taxes payable under of the Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (“Circular No. 7”). It is further acknowledged and agreed by both Parties, in respect of any taxes payable under Circular No. 7, the Transferor shall perform the obligation of filing the tax return. Except as specifically stipulated by law, the Transferee shall not withhold and pay any taxes for the account of the Transferor, without the prior written consent of the Transferor.

Article 8	Miscellaneous
8.1.

Binding force. This Agreement shall be binding upon each party and its successors and assigns; provided that, without consent by the other party, neither party may assign, delegate or otherwise transfer its rights and obligations hereunder. For avoidance of doubt, notwithstanding the forgoing, the Transferee may, by giving a prior written notice to the Transferor, transfer to its designated party its rights and obligations hereunder (provided that such designated party shall meet the requirements for the representations and warranties of the Transferee under Article 4, and shall not be competitors of connected persons (as defined under listing rules of Hong Kong) of the Transferor or Phoenix TV or the Company or its Subsidiary, and the Transferee shall use its commercially reasonable efforts to cause its designated party to meet the requirements for the transferee of Target Shares under the documents binding the Transferor and the Company), and the said designated party shall agree to succeed to the rights and obligations of the Transferee hereunder, by executing written documents.

8.2.

Confidentiality. Unless required to be disclosed in accordance with compulsory requirements of applicable laws and regulations or SEHK or its listing rules, each Party shall (and procure it affiliates) use its best efforts to procure that its officers, directors, employees, auditors, attorneys, consultants and agents keep confidential any confidential documents and information relating to the transaction, other than the following information that:(i) is obtained without the obligation of confidentiality; (ii) becomes public, on condition that the disclosing party has no fault; (iii) is disclosed to its affiliates, consultants or investors (including the fund manager, limited partner and consultants of the investors); (iv) is required to be disclosed according to the compulsory requirements of governmental authorities or other authorities having jurisdiction over either party; and (v) the disclosure made by the Transferor as required by the Shareholders’ Agreement or the Existing Articles of Association. Before either party is required to disclose any confidential information abovementioned in accordance with compulsory requirements of laws and/or governmental authorities or other authorities having jurisdiction over it, both Parties shall reasonably discuss the scope and method of such disclosure.

8.3.

Expenses. Unless agreed otherwise in this Agreement, each Party shall pay its all costs and expenses arising out of negotiation and preparation of this Agreement, any other proposed agreements in this Agreement, performance of such agreements or compliance with various conditions of such agreements, including various fees, costs and expenses for engaging any attorneys and/or accountants.

8.4.	Applicable Law. This Agreement shall be governed by and interpreted in accordance with the law of Hong Kong, without regard to its conflict of law rules.
8.5.

Dispute Resolution. Any dispute, controversy or claim arising out of or in connection with this Agreement, including validity, invalidity, breach or termination, shall be submitted to Hong Kong International Arbitration Centre for arbitration in Hong Kong in according with the arbitration rules of Hong Kong International Arbitration Centre in effect at the time of applying for arbitration. The arbitration tribunal shall be composed of three arbitrators, among whom, one is appointed by the Transferee, another is appointed by the Transferor, and the third one is jointly selected by the said two arbitrators. The arbitration proceedings shall be conducted in Chinese. Any arbitration award shall be final, and may be enforced by any competent courts having jurisdiction. The arbitral award shall allocate the arbitration fees and expenses. Both Parties shall continue to duly and timely perform their respective obligations hereunder, until the arbitration award is rendered. Notwithstanding anything to the contrary in this Agreement, this Article 8.5 shall not preclude the rights of either Party to seek specific performance, injunction and/or interim remedies from competent courts, to facilitate the arbitration, or before the arbitration tribunal is formed or the arbitration tribunal has not rendered a decision on the dispute, controversy or claim concerned.

8.6.	Language. This Agreement shall be made and executed in Chinese.
8.7.

Revision. Except as otherwise agreed in this Agreement, this Agreement shall not be revised, supplemented, changed, waived, cancelled, modified or terminated, unless a written document is executed by both Parties.

8.8.

Waiver. waiver by either Party of any of its rights under any provisions hereof shall be made in writing and become effective after being signed by such Party. No waiver by either Party of any breach of any provisions contained herein shall operate as waiver of any previous or subsequent breach; no failure by either Party to exercise its any rights or privileges hereunder shall constitute waiver of rights or privileges hereunder, or waiver of exercise of such rights or privileges at any time subsequently.

8.9.

Notice. Any notices, claims, certificates, demands, requests and other communications sent hereunder shall be made in writing, and given by e-mail, personal delivery, fax or prepaid and recognized overnight courier service to the following addresses. Any notice shall be deemed to have been duly given at the time of transmission or personal delivery, if by e-mail or personal delivery, or upon receipt of the confirmation of successful transmission if by fax, or Two (2) Business Days after posting or delivery to the courier if by overnight courier service.

8.10.

Severability. In case any provisions contained herein are invalid, illegal or unenforceable in accordance with applicable laws or public policies, if the financial or legal substance of the proposed Transaction hereunder is not affected in a way and it is not materially adverse to either party, the remaining provisions of this Agreement shall remain in full force and effect. Each Party acknowledges that the Closing shall not be cancelled or restored to its original state in whole or in part for any reason, that is, the Target Shares of the Transferor and the Domestic Transferor cannot be recovered in whole or in part, nor can the Purchase Price of Offshore Target Shares and the Purchase Price of Domestic Target Equities of the Transferee be recovered in whole or in part. If the Closing is deemed invalid, illegal or unenforceable in any aspect for any reason, or cancelled or restored to its original state in whole or in part for any other reason, the Parties shall take all alternative measures and other measures to ensure that the purpose of the Transaction can be fully realized. After the Closing, the Transferee hereby unconditionally and irrevocably waives on behalf of itself and its affiliates any right, petition, justification and claim right (regardless of basing on any theory) to require the Transferor or the Domestic Transferor to refund the Purchase Price of Offshore Target Shares and the Purchase Price of Domestic Target Equities.

8.11.

Entire Agreement. This Agreement shall constitute the entire and sole agreement between both Parties in respect of the subject matter as contemplated hereby, and shall supersede all oral or written agreements, contracts, understandings and communications regarding this Agreement, the Transaction and Target Shares in any respect between both Parties, and such agreements, contracts, understandings and communications shall be void ab initio, and not legally binding. This Agreement shall be understood as being jointly drafted by the Parties, and no assumption or burden of proof shall be made in favor of or against either Party on the ground that any provision of this Agreement was drafted by a Party. The Parties agree that the Transferor’s refusal to refund and retention of any part of the Original Deposit and the Payable Price and related interest in accordance with the provisions of this Agreement is not a penalty, but a reasonable estimate of the losses suffered by the Transferor due to the termination of this Agreement and the termination of the Previous Share Purchase Agreements.

8.12.	Counterparts. This Agreement may be executed in one or several counterparts, each of which shall be deemed as original, but all of which shall together constitute the same document.

[The remainder of this page is intentionally left blank, and the page for execution follows]

IN WITNESS WHEREOF, both Parties have caused this Agreement to be executed by their duly authorized representatives on the date first above written.

Transferor:

PHOENIX NEW MEDIA LIMITED

By:

Name:

Title:

IN WITNESS WHEREOF, both Parties have caused this Agreement to be executed by their duly authorized representatives on the date first above written.

Transferor:

Run Liang Tai Management Limited（Seal）

By:

Name:

Title:

Annex I Capital Structure of the Company on the Signing Date of this Agreement

Annex II Capital Structure of Yidian Technology on the Signing Date of this Agreement

Share Purchase Agreement-Annexes

Annex iii Instrument of transfer

Phoenix New Media Limited, an exempted limited liability company organized under the laws of the Cayman Islands (the “Transferor”), for good and valuable consideration paid to us by ________________ (the “Transferee”) DO HEREBY TRANSFER to the Transferee 116,604,684 Series C preferred shares and 23,644,091 Series D preferred shares in Particle Inc., with par value US$0.0001 per share.

Dated this ___ day of _________, 2020

_____________________

For and on behalf of the Transferor

Phoenix New Media Limited

Signed by the Transferor

in the presence of:

_____________________

Witness

Share Purchase Agreement-Annexes